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Exhibit 3.4

Digital Island, Inc.
45 Fremont Street, Suite 1200
San Francisco, CA 94105

May 13, 2001

Timothy Wilson
1065 Via Baja
Lafayette, CA 94549

Dear Tim:

We take great pleasure in confirming your continued employment with Digital Island, Inc. (the "Company"). As you are aware, Cable & Wireless plc ("Cable & Wireless") is acquiring the Company. As a result, Digital Island, Inc. will become a wholly owned subsidiary of Cable & Wireless. Your continued employment with the Company is subject to your signing a formal Employment Agreement with the Company. The new Employment Agreement will become effective upon the successful completion of the tender offer for the outstanding shares of the Company's common stock in accordance with the provisions of Article II of the Agreement and Plan of Merger by and among Cable & Wireless, the Company and Dali Acquisition Corp., dated May 14, 2001 (the "Merger Agreement"). Capitalized terms used in this offer letter but not otherwise defined herein will have the same meaning as assigned to them in the Merger Agreement.

As an employee of the Company, the terms of your continued employment include:

POSITION

Effective the day following the completion of the Offer, you will hold the position of Chief Marketing Officer with the Company.

BASE SALARY

Your base salary will be $200,000 per year. Your first review will be in October 2001.

BONUS

In addition to your base salary, your remuneration will include a bonus amount, subject to the rules of any applicable bonus plan. The target bonus is a percentage of your base salary, but all determinations of your bonus amount will be in the Company's discretion. For the remainder of fiscal 2001, your bonus targets will remain as in effect on May 1, 2001, and payments will include the unpaid portion of the bonus for your service prior to the acquisition. Within 120 days of the date of this offer letter, the Company will provide you with the details of a new bonus plan for the next bonus period.

WELCOME BONUS

You will be paid a conditional welcome bonus equal to one times your annual base salary (the "Welcome Bonus") if you satisfy the following conditions. If you remain employed with the Company for a period of three (3) consecutive months after the successful completion of the tender offer (the "Closing"), you will be paid 40% of your Welcome Bonus. If you remain employed with the Company for a period of nine (9) consecutive months after the Closing, you will be paid the remaining 60% of your Welcome Bonus. Should your employment terminate by reason of death or Disability (as defined in your Employment Agreement) prior to the completion of the applicable three (3) month or nine (9) month service requirement, the portion of your Welcome Bonus for the applicable period will be pro-rated on the basis of number of months of employment completed during that period (rounded to next whole month).

STOCK-BASED COMPENSATION

In exchange for your effective and irrevocable waivers as set forth below, you will receive the stock-based compensation package described below, after approval by the Board of Directors of Cable & Wireless (the "Board of Directors"). If the Board of Directors does not approve this compensation package, you will become entitled instead to cash payments from the Company which provide you with the same economic benefit as the equity compensation proposed below, with such cash payments to be made on each vesting date for your proposed Cable & Wireless stock options and restricted Cable & Wireless stock awards.

  1.
  Stock options in shares of Cable & Wireless stock. Within forty-five (45) days following the completion of the Offer, you will be granted stock options to purchase 75,000 common shares of Cable & Wireless with an exercise price per share equal to the closing selling price per share on the date of grant. Cable & Wireless expects to adopt and obtain the requisite shareholder approval of a plan under which these stock options would vest at a rate of 25% per year over the four-year period measured from the date of grant. The stock options will be incentive stock options within the meaning of Section 422 of the U.S. Internal Revenue Code, to the maximum extent permissible. In the absence of the requisite shareholder approval, these stock options will vest in accordance with the current Senior Employees Share Option Scheme, with the vesting measured from the date of grant.

  2.
  Restricted shares of Cable & Wireless stock. At the completion of the Offer, all of your restricted shares of the Company's common stock, whether vested or unvested (the "Restricted Shares") and all of your outstanding stock options, whether vested or unvested, to purchase shares of the Company's common stock will be cancelled, and in return for those cancelled shares and options, you will be awarded restricted shares of Cable & Wireless common stock ("Cable & Wireless Shares"). The conversion process will be effected as follows:

      The rollover value of your cancelled Restricted Shares will be determined by multiplying the number of your Restricted Shares by the Per Share Amount paid in the Offer.

      The rollover value of each of your cancelled options will be determined by multiplying the number of shares of Company common stock subject to each such option by the excess (if any) of the Per Share Amount paid in the Offer over the exercise price in effect for that option. Any option which has an exercise price equal to or greater than the Per Share Amount will have a zero rollover value.

      The combined rollover value of your Restricted Shares and your options will then be divided by the average closing selling price per common share of Cable & Wireless for the five (5) consecutive trading days ending with the completion date of the Offer to determine the number of Cable & Wireless Shares.

  3.
  Timing of Awards. Your restricted Cable & Wireless Shares will be awarded as follows:

  (a)
  You will be awarded 25% of your restricted shares on the 6-month anniversary of the Closing if you are then employed by the Company.

  (b)
  You will be awarded another 25% of your restricted shares on the 12-month anniversary of the Closing if you are then employed by the Company. In addition, subject to substantial achievement of Company performance against the agreed business plan, you will be awarded bonus shares in an amount equal to 25% of the restricted shares awarded under paragraphs (a) and (b).

  (c)
  You will be awarded the remaining 50% of your restricted shares on the 24-month anniversary of the Closing if you are then employed by the Company. In addition, subject to substantial achievement of Company performance against the agreed business plan, you will be awarded bonus shares in an amount equal to 50% of the restricted shares awarded under this paragraph (c).

  4.
  Additional grants. In addition to the above, you may be eligible for consideration of grants of stock options in shares of Cable & Wireless stock (together with the stock options described in item 1 of this section, the "Cable & Wireless Options"). In cases of outstanding performance, you also may be eligible for consideration of grants of Cable & Wireless Shares.

TERM OF EMPLOYMENT

Your employment is terminable at will by either you or the Company.

SEVERANCE ARRANGEMENTS

If the Company terminates your employment with the Company for any reason other than for Cause or if you terminate your employment with the Company for Good Reason (as Cause and Good Reason are defined in your Employment Agreement), then (a) your Cable & Wireless Options and Cable & Wireless Shares will vest fully and immediately, and you will also immediately vest in and become entitled to the maximum number of bonus shares described in item 3 of the Stock-Based Compensation section of this offer letter, (b) you will be entitled to salary continuation payments at the your base salary effective at the time of termination for a period of six months, and (c) you and your eligible dependents will be entitled to continued health care coverage under the Company's group health plan at no cost to you for a period of six months.

If the Company terminates your employment with the Company for any reason other than for Cause or if you terminate your employment with the Company for Good Reason (as Cause and Good Reason are defined in your Employment Agreement) within 9 months of the Closing, you will be entitled to payment of the portion of your Welcome Bonus that was unpaid on the date of your termination.

If you terminate your employment with the Company during the 12-month period commencing immediately after the Closing, you will be entitled to a severance payment equal to the sum of (a) the amount you would have received if you had exercised all of your vested Company stock options and the options that would have become vested had the options continued in effect until your termination of employment (without regard to any options that would have vested solely on account of a "change in control" or "corporate transaction" as defined in the Stock Plans or your stock option agreements) and tendered the stock acquired upon exercise under the Offer, plus (b) the amount you would have received if you had tendered under the Offer all of your vested Restricted Shares in the Company and the Restricted Shares that would have become vested had you continued to hold the Restricted Shares until your termination of employment (without regard to any restricted shares that would have vested solely on account of a "change in control" or "corporate transaction" as defined in the Stock Plans or your restricted stock issuance agreement).

In the event that any benefits or payments to which you become entitled upon a termination of your employment within twelve (12) months following the Closing would otherwise constitute an excess parachute payment under Section 280G of the U.S. Internal Revenue Code, then such benefits or payments shall be subject to reduction to the extent necessary to assure that you receive the greater of (i) the amount that would not constitute an excess parachute payment, or (ii) the amount which yields you the greatest after-tax amount of benefits after taking into account any excise tax imposed on the benefits provided to you under this offer letter (or any other benefits to which you may be entitled in connection with your termination) under Section 4999 of the U.S. Internal Revenue Code.

Should any reduction in your benefits or payments become necessary as a result of such limitation, then you will have the right to select the particular benefits or payments which are to be reduced.

VACATION AND PERSONAL DAYS

You will be entitled to vacation and personal days in accordance with the policies established by the Company.

SABBATICAL ARRANGEMENTS

Any sabbatical arrangement previously existing between you and the Company will remain unchanged by this offer letter.

HEALTH AND WELFARE BENEFITS

You will be entitled to participate in any and all employee welfare and health benefit plans applicable to similarly situated employees to the extent permitted by the particular plan and applicable law.

WAIVERS

    As a condition of receiving Cable & Wireless Options and Cable & Wireless Shares, you irrevocably waive, effective upon the successful completion of the Offer, any and all claims to benefits that would have been payable to you on account of a "change in control" of or a "corporate transaction" with respect to the Company (as such terms may be defined in any Company stock option plan or any stock option agreement, restricted stock issuance agreement, employment agreement, or other agreement entered into by and between you and the Company), which benefits include but are not limited to salary continuation payments, bonus payments, and acceleration of vesting of restricted stock or options.

You understand and agree that the Restricted Shares granted to you under the Digital Island, Inc. 1999 Stock Incentive Plan will be forfeited upon the successful completion of the Offer and that you waive any and all rights as a holder of those Restricted Shares upon such forfeiture. As a result of your signing this offer letter, the Restricted Shares shall automatically be deemed forfeited upon the successful completion of the Offer and the Company shall be deemed the owner and holder of those shares upon such forfeiture, whether or not the certificates therefor have been delivered to the Company.

You further understand and agree that, as a result of your signing this offer letter, any and all stock options granted with respect to stock in the Company under the Digital Island, Inc. 1999 Stock Incentive Plan or the Digital Island, Inc. 2000 Supplemental Stock Option Plan (collectively the "Stock Plans") will be cancelled upon the successful completion of the Offer, and that you waive any and all rights or entitlements to purchase stock in the Company pursuant to those cancelled options. You also waive your rights to accelerated vesting of any such options, to the extent such acceleration would occur upon the purchase by Cable & Wireless of Digital Island, Inc.

CONFIDENTIALITY PROVISION

Your acceptance shall include agreement to maintain all of the terms and conditions of this offer letter in strict confidence as shall the Company. To fulfill this obligation, you shall not directly or indirectly communicate, make known, or divulge to any person, agency or court, except your spouse, accountant or attorney, any information whatsoever regarding this offer letter, unless compelled to do so by legal process or unless prior approval is given in writing by the Chief Executive Officer of Cable & Wireless Global. You shall direct your spouse, accountant, and attorney not to breach this confidentiality commitment.

If you accept our offer letter, please sign the original offer letter and the Employment Agreement and return these materials to us in accordance with our discussions. Please make a copy for your records.

I am very pleased that you will be joining us and I look forward to working with you. Should you have any questions concerning this offer and contract, please do not hesitate to discuss them with me.

Sincerely,

/s/ Avery Duff
Avery Duff
Executive Vice President, Human Resources
Cable & Wireless Global

I, Timothy Wilson, do hereby accept and confirm the terms of this offer of continued employment and acknowledge that I have read the above described offer letter and certify that I have not signed an agreement of confidentiality, covenant not to compete, nor any other type of agreement with restrictive covenants of any kind or nature with any of my employers, past or present, that would restrict, prevent, or otherwise preclude my employment with the Company.

/s/ Timothy Wilson SIGNATURE	May 13, 2001 DATE

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  Exhibit 3.4